UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DAILY JOURNAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

    233912104

(CUSIP Number)

    Munger, Tolles & Olson LLP

Attention: Robert Denham

350 South Grand Avenue, 50th Floor

Los Angeles, California 90071

Telephone: (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    January 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233912104	SCHEDULE 13D/A	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Patrick Guerin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 188,299 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 188,299 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,299 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 233912104	SCHEDULE 13D/A	PAGE 3 OF 4 PAGES

EXPLANATORY NOTE.

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013, and amended by Amendment No. 1 thereto filed with the SEC on May 16, 2013, Amendment No. 2 thereto filed with the SEC on July 23, 2013, and Amendment No. 3 thereto filed with the SEC on June 12, 2015 (as further amended by this Amendment No. 4, this “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”). Mr. Guerin may be deemed to beneficially own, in the aggregate, 188,299 shares of Common Stock, representing approximately 13.6% of the outstanding Common Stock.(1) Mr. Guerin exercises sole voting and investment power over these shares of Common Stock, which are held by the Guerin Family Trust and another trust for which Mr. Guerin is a trustee and a beneficiary.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to delete and replace the last sentence of the first paragraph thereof with the following:

The principal business address of Mr. Guerin, the Guerin Family Trust and the other trust is 355 South Grand Avenue, Suite 1710, Los Angeles, California, 90071.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 4. The Common Stock held by the Guerin Family Trust and the other trust for which Mr. Guerin is a trustee and beneficiary is held for investment purposes. On January 17, 2018, Mr. Guerin filed a Form 144 with the SEC disclosing his intent to sell up to 5,000 shares of Common Stock in periodic broker transactions over the 90 day period following January 17, 2018. Subject to applicable securities laws and regulations, market conditions, and other factors, Mr. Guerin plans to sell such shares of Common Stock in varying increments in broker transactions made over the course of such period. Despite his current intentions, there can be no assurance that Mr. Guerin will take any such actions within that time period, however, and Mr. Guerin may make additional Form 144 filings from time to time with respect to the sale of such shares if they are not completed within such time period, or in the event that Mr. Guerin formulates a bona fide intent to engage in sales in excess of the 5,000 shares listed on his Form 144 transmitted to the SEC on January 17, 2018.

Mr. Guerin is a member of the board of directors of Daily Journal and, accordingly, Mr. Guerin may have influence over the corporate activity of Daily Journal, including activity which may relate to transactions or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Schedule 13D, Mr. Guerin does not have any present plan or proposal that relates to or would result in any of such transactions or matters.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) through 5(c) of this Schedule 13D are hereby amended and restated as follows:

(a)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(a).

(b)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(b).

(c)	During the sixty days preceding the filing of this Amendment No. 4, the following broker sale transactions were conducted:

On November 29, 2017 the Guerin Family Trust sold 477 shares of Common Stock at the price of $240 per share.

On November 30, 2017 the Guerin Family Trust sold 23 shares of Common Stock at the price of $240 per share.

On December 1, 2017 the Guerin Family Trust sold 500 shares of Common Stock at the price of $234 per share.

On December 7, 2017 the Guerin Family Trust sold 600 shares of Common Stock at the price of $236 per share.

On December 8, 2017 the Guerin Family Trust sold 101 shares of Common Stock at the price of $243 per share.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of December 22, 2017, as reported in the definitive Proxy Statement for the Annual Meeting of Shareholders of Daily Journal to be held on February 14, 2018, which was filed by Daily Journal with the SEC on December 28, 2017.

CUSIP No. 233912104	SCHEDULE 13D/A	PAGE 4 OF 4 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2018

JOHN PATRICK GUERIN

/s/ John Patrick Guerin